SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

TIM Participações SA ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to Article 2, of CVM instruction 358/02, hereby discloses to its shareholders and to the market that its indirect controlling shareholder, Telecom Italia S.p.A., issued a press release on which informs, among other topics, that its Board of Directors has empowered Management to examine in depth additional strategic options in Brazil.

In this regard, the Company presents below the transcript of Telecom Italia SpA’s press release on the matter.

Rio de Janeiro, November 21, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

PRESS RELEASE

TELECOM ITALIA: MANAGEMENT EMPOWERED TO EXAMINE IN DEPTH ADDITIONAL STRATEGIC OPTIONS IN BRAZIL

Partnership with Metroweb would guarantee accelerated development of ultrabroadband networks

Brazilian towers sold for approximately 3 billion reais (900 million euros)

Rome, 21 November 2014

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, to review the strategic prospects of the Group in Brazil.

Given the analyses carried out, the Board of Directors has empowered management to examine in depth the options for a possible integration of TimPart and Oi.  The next steps, if there are to be any, will be submitted to the Board for approval, following the opinion of the Committee of Independent Directors.

The Chief Executive Officer also informed the Board of Directors of the proposal sent to F2i Sgr with which Telecom Italia formalised its interest in starting discussions on the acquisition of a controlling stake in Metroweb as soon as possible.

Telecom Italia identifies Metroweb as the partner with which it could quickly create the development plan for the new generation network infrastructure (NGN) in optic fibre at national level.
Collaboration between the two companies would represent an important element to speed up the technological development of the ultrabroadband network, through the creation of FTTX infrastructure in the principal Italian cities in order to:

  satisfy prospective demand for ultrabroadband services;

  promote demand with a proactive approach, making available a network infrastructure that is adequate for the offer of increasingly innovative services to the country;

  contribute to achieve the objectives set out in the Digital Agenda, in particular on the spread of services with speeds of over 100 Mbit/s.

*******

It is also announced that the Board of Directors of TIM Participações, which met today, has approved the sale of 6.481 telecommunication towers in Brazil to the American Tower Group for approximately 3 billion reais (over 900 million euros).

Telecom Italia
Press Office
+39 06 3688 2610
http://www.telecomitalia.com/media

Telecom Italia
Investor Relations
+39 02 8595 4131
http://www.telecomitalia.com/investorrelations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 21, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.